SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
1440 NEW YORK AVENUE, N.W. WASHINGTON, D.C. 20005-2111 —— TEL: (202) 371-7000 FAX: (202) 393-5760 www.skadden.com October 18, 2021	FIRM/AFFILIATE OFFICES ———
BOSTON CHICAGO HOUSTON LOS ANGELES NEW YORK PALO ALTO WILMINGTON ——— BEIJING BRUSSELS FRANKFURT HONG KONG LONDON MOSCOW MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE TOKYO TORONTO

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Grab Holdings Limited

Registration Statement on Form F-4

Filed August 2, 2021

File No. 333-258349

Dear Ms. Bagley and Ms. Jaskot:

On behalf of Grab Holdings Limited (the “Company,” “we” or “our”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated October 13, 2021 (the “Comment Letter”) with respect to Amendment No. 1 to the Registration Statement on Form F-4 filed with the Commission on September 13, 2021 (the “Amendment No. 1”). Concurrently with the filing of this letter, the Company has filed Amendment No. 2 to the Registration Statement on Form F-4 (“Amendment No. 2”) through EDGAR. To facilitate your review, we will separately deliver to you four courtesy copies of the Amendment No. 2 marked to show changes to the Amendment No. 1.

With respect to comment 34 below, the Company respectfully requests the opportunity to discuss its response with the Staff and will approach the Staff accordingly.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in Amendment No. 2 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in Amendment No. 2. The changes reflected in Amendment No. 2 include those made in response to the Staff’s comments as well as other updates.

U.S. Securities and Exchange Commission

October 18, 2021

Cover Page

1.

We note your response to comment 2 and your amended disclosure on the cover page. However, your amended disclosure is not completely responsive to our comment. Please amend your disclosure here and in the Letter to Shareholders to clarify which parties are included in the categories of “Sponsor and Certain AGC Directors” and “Sponsor Related Parties,” as described on page 36.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page to include the definition of the “Sponsor” and “Certain AGC Directors” and use the term “Certain AGC Directors” in lieu of naming each director, where applicable. The Company respectfully notes to the Staff that the cover page already defines “Sponsor Related Parties” (see first page of cover, second paragraph). Additionally the Company has revised the disclosure in the Letter to Shareholders to define “Sponsor”, “Certain AGC Directors” (and to use the term “Certain AGC Directors” in lieu of naming each director, where applicable) and “Sponsor Related Parties”.

Summary of the Proxy Statement/Prospectus, page 28

2.

We note your response to comment 7 and your amended disclosure on page 315. Please amend your disclosure here and throughout your prospectus to provide similar disclosure to that on page 315, so that holders can better understand the significance of your operations and risks you present throughout your filing, and the potential of such risks to materially impact your business and financial condition.

In response to the Staff’s comment, the Company has revised the disclosure on pages 28, 96 and 246 of Amendment No. 2.

3.

We note your response to comment 8 and your amended disclosure on pages 231, 306, 307, 312 and 315. To provide context for investors regarding the discussion of your business and risks to your business, please amend the disclosure in your prospectus summary and throughout your filing as appropriate to include similar disclosure to that provided in the amended disclosure in the above-referenced pages.

In response to the Staff’s comment, the Company has revised the disclosure on pages 28 and 88 of Amendment No. 2.

Risk Factors

“Grab faces intense competition . . .”, page 55

4.

We note your response to comment 13 and your amended disclosure on page 55; however, your disclosure is not completely responsive to our comment. Please amend your disclosure to describe how the suspension and expiration of the non-competition agreement with Didi has materially affected or is anticipated to materially affect your business moving forward. As a related matter, we note your response describing your strategic agreement with Uber, including that “[t]he Company considers the term and geographical scope of the non-competition provision to be the only term from its noncompetition arrangements with Uber Technologies that would be material to shareholders and investors.” Therefore, it appears that your non-competition agreement with Uber is a material agreement, and should be filed with your registration statement pursuant to Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 57 of Amendment No. 2. In addition, the Company has included the agreement with Uber that contains the non-competition arrangements as exhibit 10.19 to Amendment No. 2.

U.S. Securities and Exchange Commission

October 18, 2021

“Grab’s business is subject to numerous legal and regulatory risks . . .”, page 56

5.

We note your response to comment 14 and the following amended disclosures: “it is possible that Grab Thailand could be deemed to be a ‘critical information infrastructure organization,’ which could subject it to more stringent cybersecurity requirements and oversight;” and “in Malaysia, in order for Grab to operate GrabExpress on a nationwide scale, Grab is required to obtain a Class B license. However, Grab’s application for such license was rejected due to a moratorium on new applications.” Please amend your disclosure to provide additional detail regarding the specific impact of the more stringent cybersecurity requirements and oversight, and the rejection of the Class B license, on your business and operations.

With respect to the Staff’s comment related to the potential risk of Grab Thailand being subject to more stringent cybersecurity requirements and oversight, the Company respectfully advises the Staff that, subsequent to the Company’s filing of Amendment No. 1, the relevant regulator in Thailand circulated notification letters to companies it deems to be “critical information infrastructure organizations” and the Company did not receive any such notification letter. Accordingly, based on the advice of outside counsel, the Company has determined that Grab Thailand is not a “critical information infrastructure organization” and the referenced risk is no longer applicable to the Company. The Company has revised the risk factor on page 59 of Amendment No. 2 to remove reference to this risk. In response to the Staff’s comment regarding the rejection of the Class B license in Malaysia, the Company has revised the disclosure on pages 59 and 60 of Amendment No. 2.

“Grab’s entry into digital banking in Singapore . . .”, page 71

6.

We note your response to comment 19 including that your agreement with Singtel does not currently have any revenue-generating operations. However, you also note that certain terms of the agreement, including the S$1.5 billion (approximately $1.1 billion) in minimum paid-up capital as well as provision for retained losses (resulting in a total commitment by the Company and Singtel of S$1.93 billion or approximately $1.44 billion), your potential indemnification requirements and the risks resulting from Singtel’s put and call options, are “key terms” for investors, which suggests that this is a material contract pursuant to Item 601(b)(10) of Regulation S-K. Please file the agreement as an exhibit to your registration statement, or explain why you believe you are not required to do so.

In response to the Staff’s comment, the Company has included the agreement with Singtel as exhibit 10.20 to Amendment No. 2.

U.S. Securities and Exchange Commission

October 18, 2021

“Industry data, forecasts and estimates . . .”, page 85

7.

We note your revisions in response to comment 25, however the last sentence of the risk factor continues to state that projections and forecasts may be inaccurate and should not be relied upon. Please revise to remove this disclaimer.

In response to the Staff’s comment, the Company has revised the disclosure on page 87 of Amendment No. 2 to delete the referenced text.

“The Business Combination may be completed even though . . .”, page 105

8.

We note your response to comment 29 and your amended disclosure on page 106. However, we are unable to find disclosure describing the contents of the Grab Disclosure Letter in your filing. Please amend your disclosure here and as appropriate throughout the filing to describe the matters set forth in the Grab Disclosure Letter.

In its initial comment letter, the Staff requested that the Company disclose the matters contained in Section 1.1 of the Grab Disclosure Letter, which sets out certain types of changes that do not permit AGC to refuse to complete the Business Combination, even if such change could be said to have a material adverse effect on Grab.

Section 1.1 of the Grab Disclosure Letter simply provides that “Each other Section of this Company Disclosure Letter shall be incorporated by reference into this Section 1.1 CMAE to the extent, when Company Material Adverse Effect is used with respect to a representation or warranty in Article III of the Agreement, it would be reasonably apparent on the face of the disclosure under such other section of this Company Disclosure Letter that such disclosure is responsive to such representation or warranty.” Accordingly, Section 1.1 of the Grab Disclosure Letter does not specify any particular matters, but rather sets forth the principle that if any disclosure in the Grab Disclosure Letter is responsive to a representation or warranty qualified by Company Material Adverse Effect in Article III of the Agreement, then such matter that was disclosed cannot serve as the basis for AGC to refuse to complete the Business Combination.

The Company previously revised the disclosure on pages 107 and 139 of Amendment No. 2 (see subclause (h)) to describe the text of Section 1.1 of the Grab Disclosure Letter by including the following: “Any matter disclosed in the Grab Disclosure Letter that, reasonably apparent on its face, is responsive to a Grab representation or warranty qualified by Grab Material Adverse Effect is deemed to be incorporated in Section 1.1 of the Grab Disclosure Letter.” The Company has further amended the disclosure on pages 107 and 139 of Amendment No. 2 to add the following additional disclosure: “This proxy statement/prospectus includes disclosure of all matters in the Grab Disclosure Letter that are material to investors.”

U.S. Securities and Exchange Commission

October 18, 2021

The Business Combination Proposal

The Business Combination Agreement

Representations and Warranties, page 133

9.

We note your response to comment 32 and your amended disclosure generally describing the representations and warranties of the parties, but with separate headings for each party. As requested in our prior comment, please amend your disclosure to describe the specific material representations and warranties of Grab, AGC, GHL, AGC Merger Sub and Grab Merger Sub, rather than describing the same as “customary” and otherwise providing a general description.

In response to the Staff’s comment, the Company has revised the disclosure on pages 135 through 138 of Amendment No. 2.

Background of the Business Combination, page 149

10.

We note your response to comment 36 and your amended disclosure throughout this section discussing some of the alternative parties. In particular, we note the following disclosures: (1) “As of February 24, 2021, Grab received bids from four potential business combination counterparties that included AGC, Company A, Company B and Company C (‘Potential Bidders’);” (2) “On February 28, 2021, Evercore arranged for AGC, Company A and Company B to present their respective proposals to Grab’s management;” and (3) “On March 4, 2021, representatives of Evercore presented a summary of the bids received to Grab’s board of directors, and also arranged for AGC and Company A to present their proposals to Grab’s board of directors thereafter.” Please amend your disclosure to clarify why Company C did not present its proposal to the board, and when and why companies B and C were eliminated from potential consideration.

In response to the Staff’s comment, the Company has revised the disclosure on page 156 of Amendment No. 2.

11.

We note your response to comment 39 and your amended disclosure that the fees you have quantified in your disclosure do not include “other fees payable to such advisors in other capacities in connection with the Business Combination.” We also note that the amounts disclosed are “at least” the amounts each entity will be paid. Please describe and quantify the other fees payable to these advisors in connection with the Business Combination, and the maximum aggregate amount they will be paid for their services.

In response to the Staff’s comment, the Company has revised the disclosure on pages 156 and 178 of Amendment No. 2.

12.

We note your response to comment 42 and your amended disclosures on pages 151 through 155, particularly your disclosure that “In connection with considering risks applicable to Grab and the transaction, the AGC Board and its representatives reviewed diligence reports prepared by outside advisors and discussed the findings contained therein with such outside advisors throughout the time period leading up to approval of the Business Combination.” Please identify the “outside advisors” referenced in this disclosure, and tell us whether their diligence reports were reports materially related to the transaction.

In response to the Staff’s comment, the Company has revised the disclosure on page 160 of Amendment No. 2.

U.S. Securities and Exchange Commission

October 18, 2021

13.

We note your response to comment 43 and your amended disclosure on page 155. However, your amended disclosure is not completely responsive to our comment. While you specifically describe the considerations by the AGC board with respect to Grab’s large addressable market in Southeast Asia, you describe the other issues discussed at these meetings generally. Please amend your disclosure to expand upon the various matters discussed and considered by the AGC board between March 5, 2021 and the time of the AGC Board approval of the Business Combination Agreement, including the specific financial, tax, intellectual property, technology, regulatory, litigation, corporate (including material contracts), and labor and employment matters considered by the board. Your disclosure should address the specifics discussed at each meeting, rather than provide a general discussion of what happened at these meetings overall. Additionally, where you discuss these matters, please describe the negotiations related to these matters, including what in particular was discussed, each party’s position on such issues, and how you reached agreement on the final terms. Make conforming changes throughout this section.

In response to the Staff’s comment, the Company has revised the disclosure on pages 159 through 161 of Amendment No. 2.

14.

Please expand your disclosure regarding the April 3, 2021 discussion between Grab and AGC to disclose the feedback received from certain prospective PIPE investors and how it impacted the pricing negotiations.

In response to the Staff’s comment, the Company has revised the disclosure on page 162 of Amendment No. 2.

AGC’s Board of Directors’ Reasons for the Approval . . ., page 158

15.

We note your revisions in response to comment 46. Please revise to list all companies used in the comparable companies analysis, the multiples for each company in the analysis as well as the financial data used to derive such multiples, and explain how this analysis was applied to determine the valuation for each of Grab’s segments. Please disclose the selection criteria and how you considered different factors such as stage of life cycle and financial leverage when selecting the comparable companies. Please disclose whether any companies meeting the selection criteria were excluded from the analysis.

In response to the Staff’s comment, the Company has revised the disclosure on pages 40, 41 and 166 of Amendment No. 2.

U.S. Securities and Exchange Commission

October 18, 2021

Certain Prospective Operational and Financial Information, page 162

16.

We note your response to comment 48; however, it is unclear how your revenue recognition reassessment related to the OVO points program impacted your projections for the financial services segment. Please tell us what consideration your management has given to updating or correcting these projections to present investors with current and reliable disclosure about Grab’s prospective financial performance.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it does not believe its reassessment of its revenue recognition conclusions for prior periods with respect to its OVO points program materially impact its financial services projections for the following reasons:

(i) OVO represents only a minority portion of the Company’s financial services business and operates only in a single country, Indonesia, while the Company’s financial services business also operates in the Company’s other jurisdictions; and

(ii) the Company’s initial projections for its financial services business did not attribute material financial services revenues to the OVO points program. This was in part due to the fact that a material portion of revenue from the OVO points program was previously derived by OVO from its revenue from its strategic partners. When preparing its projections, the Company had taken into account the possibility that OVO would not maintain the same level of points program revenue from its strategic partners due to future potential increases of the Company’s shareholding in OVO by way of acquisition of the interests of its strategic partners, which ultimately did take place in October 2021.

Accordingly, the reassessment of the Company’s revenue recognition conclusion for prior periods with respect to its OVO points program did not materially impact the Projections as presented.

17.

As a related matter, we note your amended disclosure on page 166, including that “given the evolving situation with respect to the Delta variant and the unknown impact of possible additional variants . . . Grab is not updating the Projections for 2021, 2022 and 2023 at a segment level, nor is Grab updating the Projections for Contribution Profit for 2021, 2022 and 2023, and as such, Projections at a segment level and for Contribution Profit should no longer be relied upon.” Please amend your disclosure to clarify why management was able to update the projections for GMV, Adjusted Net Revenue, and EBITDA, but not for segment level projections or projections for Contribution Profit. In your discussion, please provide disclosure about management’s current views on the updated projections and the company’s ability to meet these projections, and disclose whether and how the updated projections and lack of reliability of the former projections impacted management’s recommendation in favor of the business combination. Please also disclose the material assumptions that were relied upon in updating the projections for GMV, Adjusted Net Revenue, and EBITDA, including those related to the COVID-19 pandemic, and provide additional detail regarding the process undertaken to formulate these particular assumptions, such as the parties involved and the sources relied upon.

In response to the Staff’s comment, the Company has revised the disclosure on pages 172 through 174 of Amendment No. 2. In addition, the Company respectfully advises the Staff that, subject to the inherent uncertainty of projections and the significant uncertainties, contingencies and assumptions described in Amendment No. 2 relating to the Projections, many of which are beyond the Company’s control, the Company management believes, given the information available at the time the updated Projections were prepared, that as of such time and the date of Amendment No. 2, the updated Projections were achievable. The Company’s revised disclosure also includes a statement that the changes to the initial Projections and the need to update the Projections have not impacted Grab management’s recommendation in favor of the business combination.

U.S. Securities and Exchange Commission

October 18, 2021

18.

We note your response to comment 49 and your amended disclosure in the narrative discussion and footnotes to the table on page 163. However, your presentation is still unclear. To provide meaningful clarity for investors, please present the Pre-Interco and segment data in a standalone table, or tell us why you are presenting it in a footnote. In your narrative disclosure, please clarify for investors why you are presenting Pre-InterCo data and disclose how Pre-InterCo segment data helps to show the extent to which Grab’s offerings are in use across the Grab platform and ecosystem.

In response to the Staff’s comment, the Company has revised the disclosure on pages 170 and 171 of Amendment No. 2.

19.

It appears your EBITDA projection includes adjustments which are beyond those which are typical in calculating EBITDA, and differs from your non-IFRS EBITDA calculation. Please revise your EBITDA projection title, here and elsewhere where shown, so as not to be confused with EBITDA as typically calculated.

In response to the Staff’s comment, the Company has revised the EBITDA projection title to “Adjusted EBITDA (PIPE)” throughout Amendment No. 2.

The Governing Documents Proposal, page 174

20.	Please revise to describe the reasons for the amendments to the governing documents and the general effects upon the rights of existing holders.

In response to the Staff’s comment, the Company has revised the disclosure on pages 182 through 190 of Amendment No. 2.

Grab’s Business, page 230

21.

We note that you present financial information and other operational information throughout your filing. In many cases you provide a description of the financial information prepared in accordance with IFRS as issued by the IASB that is followed by charts and graphs that depict other operational information, including metrics. Please revise your discussion of financial information throughout your filing so it is presented in a way that is balanced when compared to your presentation of other operational information, such that metrics and the discussions of operational information enhances your discussions of financial information prepared in accordance with IFRS as issued by the IASB.

In response to the Staff’s comment, the Company has revised the disclosure in the section entitled “Grab’s Business,” which begins on page 245 of Amendment No. 2.

U.S. Securities and Exchange Commission

October 18, 2021

Our Business Model, page 255

22.

Please tell us and revise your graphical illustrations of the economics of a typical deliveries order and a typical ride to illustrate how the figures correspond to the Gross Merchandise Value (GMV) and Gross Billings resulting from those transactions so that investors can more clearly understand how each of these measures is derived.

In response to the Staff’s comment, the Company has revised the disclosure on pages 271 through 273 of Amendment No. 2 to illustrate how GMV and Gross Billings correspond to the relevant figures.

23.

Please explain in detail the source of the information you gather to calculate your Gross Merchandise Value (GMV) and Gross Billings as metrics on both a consolidated and segment basis. Additionally, please tell us what information is shared with each party to your transactions, including, but not limited to the consumer, driver-partner and merchant-partner.

Please see the response to comment 34 below.

24.

We note your response to comment 73. Please tell us why you believe your illustrations are reflective of the size and distribution of incentives on a typical delivery order and mobility ride. In this regard, we note your illustration presents customer incentives as 20% and 29% of total incentives on delivery orders and mobility rides, respectively. However, your incentives disclosed on pages 315 and 317 appear to show customer incentives as ranging between 50% to 58% of total incentives for the most recent annual and interim periods.

The Company respectfully advises the Staff that there are a range of incentives that are typically provided depending on the specific deliveries and mobility services being offered, and the previous illustrations referred to by the Staff presented scenarios that were representative of types of delivery order and mobility ride on the Company’s platform. Nevertheless, in response to the Staff’s comment, the Company has revised the disclosure on pages 271 through 273 of Amendment No. 2.

25.	In your example on page 256, please clarify how you arrived at a GMV of $21.00, when the components listed add to $22.20.

In response to the Staff’s comment, the Company has revised the disclosure on pages 271 and 272 of Amendment No. 2.

U.S. Securities and Exchange Commission

October 18, 2021

Superapp Ecosystem with Strong Synergies

Encourage consumers to use the Grab platform, page 259

26.	We note your response to comment 70. Please revise to disclose your usage of incentives to encourage consumers’ use of Grab’s platform.

In response to the Staff’s comment, the Company has revised the disclosure on page 274 of Amendment No. 2.

GMV per Consumer by Cohort, Indexed to Year 1, page 260

27.

Please clarify your reference in the chart on page 260 to “Cohort GMV growth in 2020 despite COVID impact.” It appears that this chart is references cohort growth indexed by years, rather than solely in 2020.

In response to the Staff’s comment, the Company has revised the disclosure on page 275 of Amendment No. 2.

Legal Proceedings, page 276

28.	We note your response to comment 60. With respect to your legal proceedings disclosure, please address the following:

•

We note your disclosure that “We have been, and are currently, involved in a number of actions brought by government authorities and third parties, alleging violations of competition laws, consumer protection laws, data protection laws and other laws. We dispute any allegations of wrongdoing and intend to continue to defend ourselves vigorously in these matters” (emphasis added). However, you provide only one example of these actions. Please amend your disclosure to include a description of all of the material government and third party actions referenced in your disclosure. Ensure that your disclosure for such proceedings explains the specific impact of an outcome or decision that is adverse to Grab.

•

Provide a discussion of all of the material personal injury actions to which you are a party, rather than providing one example. Ensure that your disclosure for such proceedings explains the specific impact of an outcome or decision that is adverse to Grab.

•

We note your disclosure that “We are currently involved in a number of . . . actions filed by individual driver-partners seeking damages for wrongful termination. In addition, we are also regularly subject to claims, lawsuits, arbitration proceedings, administrative actions, government investigations and other legal and regulatory proceedings seeking to hold us liable for the actions of independent contractors on our platform.” Please amend your disclosure to provide a complete description of any material driver-partner and other actions referenced in your disclosure. Ensure that your disclosure for such proceedings explains the specific impact of an outcome or decision that is adverse to Grab.

U.S. Securities and Exchange Commission

October 18, 2021

•

We note your disclosure that “In late 2018, a taxi driver filed a claim against a Thai regulator alleging that the Thai regulator omitted and neglected to perform its duties by allowing Grabtaxi (Thailand) Co., Ltd. to operate GrabCar. Grabtaxi Thailand is a co-defendant in this case. The case is still pending.” Please describe the specific impact of an outcome or decision in this matter that is adverse to Grab.

In response to the Staff’s comment, the Company has revised the disclosure on pages 85, 291, 292 and 293 of Amendment No. 2. In particular, the Company notes the addition of the following negative statement to make clear it does not believe there is a need to disclose other dispute matters: “Other than as set forth below, we are not a party to, nor are we aware of, any legal proceeding, investigation or claim which, in the opinion of our management, is likely to have an adverse material effect on our business, financial condition or results of operations.”

Corporate Structure, page 280

29.

Please revise the corporate structure diagram here and in the Summary to indicate the jurisdiction of incorporation for the entities in the diagram, and to separately indicate ownership interests that are direct versus ownership interests that are through contractual arrangements. Please increase the font so that the diagram is legible. Please also supplementally confirm that there are no restrictions on foreign investment or ownership in the other Southeast Asia regions, such as Singapore and Malaysia, that require you to conduct business through consolidated affiliated entities.

In response to the Staff’s comment, the Company has revised the disclosure on pages 35, 36, 298 and 299 of Amendment No. 2. Furthermore, the Company confirms that other than as disclosed in Amendment No. 2, the Company is not subject to restrictions on foreign investment or ownership in other countries where it operates, namely Cambodia, Malaysia, Myanmar and Singapore, that require the Company to conduct its current lines of business through consolidated affiliated entities.

30.

We note your responses to comments 10 and 26, and your amended disclosure generally describing your agreements with your operating companies here and in your Organizational Structure disclosure on page 32. Your amended disclosure describes generally the types of agreements Grab has entered into to control and operate its consolidated affiliated entities. Please amend your disclosure to describe the specific agreements, including material terms and parties thereto, for each of Grab’s material consolidated affiliated entities. In this regard, while you specifically describe some of the agreements Grab has entered into to control these entities in the relevant geographical market, we were unable to find a description of the other material agreements. Finally, please file these agreements as exhibits to your registration statement, as well as any other material agreements giving Grab control of its operations in Thailand, Indonesia, Vietnam, and the Philippines.

In response to the Staff’s comment, the Company has revised the disclosure on pages 33, 34, 296 and 297 of Amendment No. 2. In addition, the Company has filed the requested agreements that the Company has entered into to control the material consolidated affiliated entities as exhibits 10.22 to 10.31 to Amendment No. 2.

U.S. Securities and Exchange Commission

October 18, 2021

Regulatory Environment, page 284

31.

We note your response to comment 61, including that you have amended the disclosure in this section to identify the material effects of the regulations discussed on your business. However, it appears that your amended disclosure merely states that the company is “subject to” the relevant regulations. Please amend your disclosure to provide a more detailed discussion of the material effects of non-compliance with the relevant regulations on your business. Please also amend your disclosure to provide, as you do in your response, that “except as disclosed, it believes it is in material compliance with the referenced regulations and there is not currently a known material risk of noncompliance.”

In response to the Staff’s comment, the Company has revised the disclosure in the section entitled “Regulatory Environment,” which begins on page 300 of Amendment No. 2.

Grab Management’s Discussion and Analysis, page 305

32.

We note that you have presented separate discussions of your Results of Operations, Key Non-IFRS Financial Measures and your Key Operating Metrics on both a consolidated and segment basis. We further note that unlike your discussion of the information presented in your primary financial statements prepared under IFRS as issued by the IASB, your separate discussions of Key Non-IFRS Financial Measures and Key Operating Metrics include extensive charts and graphs that do not appear to focus on or supplement the information presented in your primary financial statements on either a consolidated or segment basis. Please revise your presentation of Key Non-IFRS Financial Measures and Key Operating Metrics so that this information enhances an understanding of the information presented in your primary financial statements. Refer to Instruction 2 to Item 5 of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure in the section entitled “Grab Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which begins on page 330 of Amendment No. 2.

U.S. Securities and Exchange Commission

October 18, 2021

Financial and Operational Highlights, page 306

33.

We note your response to comment 66 and your amended disclosure throughout the filing; however, your amended disclosure and response are not completely responsive to our comment. Please disclose the MTUs for each segment in the financial periods presented so that investors are aware of the trend in each segment, or tell us why you do not believe you are required to do so. Make conforming changes to your disclosure on page 341.

The Company respectfully advises the Staff that it does not believe disclosure of MTUs on a segment level is material to its investors or necessary to an understanding of the Company’s financial condition, changes in financial condition and results of operations. The Company’s businesses span across multiple products and offerings, and MTU data regarding specific products and offerings is less useful as a reflection of consumer engagement and business performance since such data is highly variable and influenced by a wide range of factors, such as seasonal weather patterns and COVID-19. For example, the Company’s mobility MTUs may decline due to COVID-19 related mobility restrictions or poor weather, while deliveries MTUs may increase as more consumers stay at home and order meals. In addition, the Company’s senior management tracks only consolidated platform-level MTUs as it views the business as having a single superapp consumer funnel and plans overall consumer engagement activities accordingly. Accordingly, the Company uses platform-level MTUs as an indicator of performance and as an operating metric, and the Company has historically only disclosed MTUs at a consolidated platform-level to its investors.

34.	We note your response to comment 69. Please address each of the following.

•

We note that your definition of Gross Billings describes it as being the total dollar value attributable to Grab from each transaction. Please explain how this amount is measured and what you mean when you state that it is attributable to Grab.

•

We have considered your response with respect to your conclusion that Adjusted Net Sales is now a metric and continue to be unclear about the basis for your conclusion. Accordingly, we believe you should remove your disclosures of Adjusted Net Sales. Refer to Question 100.04 of the staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures and Rule 100(b) of Regulation G.

In response to the Staff’s comment related to Gross Billings, the Company respectfully advises the Staff that Gross Billings represents the total value paid to the Company from each transaction in the form of commissions and fees from its driver- and merchant-partners as consideration for the Company’s services. This amount is deducted by Grab from the driver- or merchant-partner wallet at the time of the completion of the transaction and is reflected on a communication provided to the driver- and merchant-partner in relation to a transaction immediately after the completion of the transaction. The two components of Gross Billings are as follows: (1) Grab’s commissions that are calculated as a percentage of the total sum paid by consumers for each transaction, and (2) fixed amounts charged by the Company as fees per transaction. The Company has revised the graphical illustrations of the economics of typical deliveries and rides on pages 271 and 272 of Amendment No. 2 to facilitate the investors’ understanding of how Gross Billings is calculated. In response to the Staff’s comment regarding describing Gross Billings as “attributable to Grab”, the Company has revised the definition of Gross Billings on page 11 and elsewhere as appropriate in Amendment No. 2.

In response to the Staff’s comment related to Adjusted Net Sales as well as comment 23 above, the Company refers to its response to comment 69 in its prior response letter and respectfully advises the Staff as follows:

•	Gross Merchandise Value:

○	Definition: The sum of the total dollar value of transactions from the Company’s services, including any applicable taxes, tips, tolls and fees.

○

Source of Information: The Company gathers this data directly from its operational database (which collects real-time data on the Company’s transactions and is distinct from the Company’s accounting and financial reporting system) immediately after a transaction has been completed and this data is not subject to any adjustments as part of a financial reporting process.

○

Sharing of Information: This information on a per transaction basis is reflected in a communication shared with the relevant consumer immediately after a transaction has been completed, and the relevant driver- or merchant-partner in a communication immediately after a transaction has been completed.

○	Payment Flows: The GMV amount less any consumer incentives is paid by the consumer to the driver- or merchant-partner at the time of the completion of the transaction.

U.S. Securities and Exchange Commission

October 18, 2021

•	Gross Billings:

○

Definition: Gross Billings represents the total value paid to the Company from each transaction in the form of commissions and fees from its driver- and merchant-partners as consideration for the Company’s services. The two components of Gross Billings are as follows: (i) Grab’s commissions that are calculated as a percentage of the total sum paid by consumers for each transaction, and (ii) fixed amounts charged by the Company as fees per transaction.

○

Source of Information: The Company gathers this data directly from its operational database immediately after a transaction has been completed and this data is not subject to any adjustments as part of a financial reporting process.

○

Sharing of Information: This information on a per transaction basis is reflected in a communication provided to the relevant driver- or merchant-partner immediately after the transaction has been completed.

○

Payment Flows: The components of Gross Billings (namely Grab’s commission and transaction fees) are deducted by Grab from the driver- or merchant-partner wallet at the time of the completion of the transaction.

•	Driver- and Merchant-Partner Incentives:

○	Definition: These are incentives paid to driver- and merchant-partners.

○

Source of Information: The Company gathers data relating to the incentives directly from its operational database immediately after a transaction has been completed (in the case of incentives that become payable at the time a transaction is completed) and subsequently (in the case of incentives that are based on multiple transactions or other factors such as driver availability, at the time when the amount of the incentive has been determined) and this data is not subject to any adjustments as part of a financial reporting process.

○

Sharing of Information: This information is reflected in a communication provided to the relevant driver- or merchant-partner immediately after a transaction has been completed (in the case of incentives that become payable at the time a transaction is completed) and subsequently in the monthly or weekly statement to the driver- or merchant-partner (in the case of incentives that are based on multiple transactions or other factors such as driver availability), at the time when the amount of the incentive has been determined.

○

Payment Flows: These incentives are paid to driver- and merchant-partners immediately after a transaction has been completed (in the case of incentives that become payable at the time a transaction is completed) and subsequently (in the case of incentives that are based on multiple transactions or other factors such as driver availability), at the time when the amount of the incentive has been determined.

U.S. Securities and Exchange Commission

October 18, 2021

•	Base and Excess Incentives

○

Key Metrics Used by Management: Subsequent to completion of transactions and on a monthly basis, and as part of preparation of key operating metrics that the Company’s management uses to manage the business including to assess, evaluate and understand its financial condition, changes in financial condition, results of operations and operating performance, the Company calculates operational (i.e. “Base”) and promotional (i.e. “Excess”) incentives.

•

Base incentives represent the amount of incentives paid to a driver- or merchant-partner, up to the amount of Gross Billings charged by Grab to that driver or merchant-partner calculated on a monthly basis. Base incentives are a key operating metric for management to gauge operational efficiency across segments and locations.

•

Excess incentives represent the amount of incentives paid to a driver- or merchant-partner, that exceed the amount of Gross Billings charged by the Company to that driver or merchant-partners calculated on a monthly basis. Excess incentives are a key operating metric for management to plan promotional strategy, capital allocation, service levels and pricing across segments and locations. Excess incentives are intended to be temporary drivers of growth, and ultimately to reduce over time as the product or service establishes a steady market presence.

•

For example, as demonstrated in the Company’s mobility business, Excess incentives have diminished rapidly over time (from 62% of Adjusted Net Sales in Q1 of 2019 to 1% of Adjusted Net Sales in Q4 of 2020 and from 33% of Gross Billings in Q1 of 2019 to 1% of Gross Billings in Q4 of 2020).

•

Additionally, even in a mature business, Excess incentives are a useful operational metric in managing the business, as the Company’s management makes decisions from time to time regarding the supply of drivers in order to optimally manage its driver supply density and improve network effects. For example, the Company made the tactical decision to increase Excess incentives in connection with planning for the reopening of economies across Southeast Asia, with Excess incentives as a percentage of Adjusted Net Sales increasing from 1% in Q4 of 2020 to 7% in Q2 of 2021 (while Excess incentives as a percentage of Gross Billings increased from 1% in Q4 of 2020 to 6% in Q2 of 2021). This view of Excess incentives as a tactical tool to deploy from time to time is particularly useful to understand how management of the Company is investing ahead of returning demand in the supply base to serve returning demand in order to more rapidly build up network effects and provide better allocation to consumers.

•

The Company’s management views Excess incentives as a tool comparable to marketing spend. The Company could invest in Excess incentives due to specific market needs – for example, to address seasonal influences during which the driver supply base decreases during festive periods as drivers shift out of major cities back to their hometowns. While the same effect may be achieved through other marketing efforts (such as traditional print or media campaigns advertising the Grab app and appealing for new drivers), the Company views Excess incentives as a more effective means of stimulating driver supply. The tactical investment into Excess incentives from time to time ensures the Company’s network effects are optimal and that the Company is able to meet overall consumer demand.

○

Enhances Investor Understanding: The Company believes that providing information to investors regarding Base and Excess incentives enhances an investor’s understanding of the MD&A and allows the Company’s management to better explain the underlying trends in the business. The split between Base and Excess incentives provides an important distinction in total incentivization spend to investors as it demonstrates the maturity of the business in its ability to sustain network effects and the requisite supply and demand density to maintain a sustainable on-demand business without over-incentivization. The decrease in the amount of Excess incentives in the Company’s mobility business over time from 62% of Adjusted Net Sales in Q1 of 2019 to 1% in Q4 of 2020 (and from 33% of Gross Billings in Q1 of 2019 to 1% in Q4 of 2020) demonstrates this maturity to investors. The Company expects similar trends over time across all its other business segments, including its deliveries segment. The breakdown of Excess and Base incentives is therefore helpful for the management of the Company and investors to understand the maturity of a particular business and the degree of reliance on incentives to bolster network density and effects.

U.S. Securities and Exchange Commission

October 18, 2021

•	Adjusted Net Sales:

○

Key Metric Used by Management: Subsequent to completion of transactions and on a monthly basis, and as part of preparation of key operating metrics that the Company’s management uses to manage the business including to assess, evaluate and understand its financial condition, changes in financial condition, results of operations and operating performance, the Company calculates Adjusted Net Sales, which is Gross Billings less Base incentives. Adjusted Net Sales is an important operational metric for tracking the scale and growth of an ecosystem business with multiple offerings. For example, Adjusted Net Sales is a common operating metric that reflects growth of the business and provides a basis of comparison across multiple business lines. GMV may be distorted across businesses due to differing sizes of transactions. The Company does not consider Adjusted Net Sales as a substitute tailored revenue recognition and measurement metric. The Company believes that Adjusted Net Sales enhances Company management and investors’ understanding of the Company’s performance because the Company’s IFRS revenues are impacted by the varying maturities of the Company’s segments, which result in negative IFRS revenues for some segments as relatively newer segments have higher excess driver- and merchant-partner incentives and consumer incentive costs. This, in turn, makes it difficult to use IFRS revenue to monitor and understand business operations especially at a group level across different business lines across the Company’s superapp (e.g., negative revenues being compared to a business with positive revenues). Adjusted Net Sales provides an important and useful operating metric that has been utilized and will continue to be utilized by the Company’s management going forward.

○

Enhances Investor Understanding: The Company believes that providing information to investors regarding Adjusted Net Sales enhances an investor’s understanding of the MD&A and allows investors to track the growth and operational efficiency of the platform. It provides a leading indicator to the investors of the Company’s business model maturity evolution, particularly as the business continues to mature with Excess incentives trending towards zero, similar to the trends seen in Grab’s mobility business.

Our ability to continue to optimize driver- and merchant-partner and consumer incentives, page 309

35.

We note your response to comment 74 and your amended disclosure that “in 2019, incentives accounted for $2.1 billion (24% of GMV) across mobility and deliveries segment whereas in the first half of 2021, this number dropped to $668 million (13% of GMV).” Please provide the same data for fiscal 2020.

In response to the Staff’s comment, the Company has revised the disclosure on page 335 of Amendment No. 2.

Comparison of the Six Months Ended June 30, 2021 and 2020

Revenue

Mobility revenue, page 313

36.

We note your response to Comment 75. Please provide similar discussion to quantify the impacts to your results from your different offerings included within your Mobility segment for the six months ended June 30, 2021 and 2020.

In response to the Staff’s comment, the Company has revised the disclosure on page 339 of Amendment No. 2.

Comparison of the Years Ended December 31, 2020 and 2019

Net finance costs, page 317

37.

We note your response to comment 76. Please further revise your disclosure here, and for the interim periods presented, to discuss the extent of your convertible redeemable preference share issuances for the periods presented and quantify the related impacts to your Finance costs.

In response to the Staff’s comment, the Company has revised the disclosure on pages 341 and 345 of Amendment No. 2.

Liquidity and Capital Resources, page 327

38.

We note you provide a discussion of your cash flows for the six months ended June 30, 2021 and 2020. Please provide similar discussion for all periods presented in your filing. Refer to Item 5 of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on pages 356 through 358 of Amendment No. 2.

U.S. Securities and Exchange Commission

October 18, 2021

Unaudited Pro Forma Condensed Combined Financial Information

Description of the Business Combination, page 342

39.

Please revise to show here, and elsewhere that you present this information, the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis that shows minimum, maximum and interim redemption levels.

The Company respectfully advises the Staff that because the Backstop Subscription Agreement provides that the Sponsor Affiliate shall subscribe for and purchase that number of GHL Class A Ordinary Shares equal to the number of AGC Class A Ordinary Shares submitted for redemption for $10 per share up to $500 million in accordance with the terms thereof, the pro forma book value per share owned by non-redeeming shareholders would be the same under any redemption scenario. In response to the Staff’s comment, the Company has revised the disclosure on pages 381 and 383 of Amendment No. 2 to include disclosure clarifying that “Under the “no redemption scenario” or the “maximum redemption scenario”, the pro forma book value per share (as set forth in the pro forma combined share information table on page 382 of Amendment No. 2) is the same, given the Backstop Subscription Agreement provides that the Sponsor Affiliate will subscribe for and purchase that number of GHL Class A Ordinary Shares equal to the same number of AGC Class A Ordinary Shares submitted for redemption for $10 per share up to $500 million in accordance with the terms thereof.”

40.

We note your response to prior comment 77 and we reissue the comment. Please include disclosure in this section discussing the effective underwriting fee on a percentage basis for shares at each redemption level.

In response to the Staff’s comment, the Company has revised the disclosure on page 373 of Amendment No. 2 to add tabular disclosure of the underwriting fee as a percentage of the aggregate of the (i) amounts in the trust account and (ii) amounts subscribed for as required under the Backstop Subscription Agreement. The Company respectfully advises the Staff that because the Backstop Subscription Agreement provides that the Sponsor Affiliate shall subscribe for and purchase that number of GHL Class A Ordinary Shares equal to the same number of AGC Class A Ordinary Shares submitted for redemption for $10 per share up to $500 million in accordance with the terms thereof, the underwriting fee as a percentage of the (i) amounts in the trust account and (ii) amounts subscribed for as required under the Backstop Subscription Agreement, would be the same under any redemption scenario, including the “no redemption scenario” and the “maximum redemption scenario.”

Beneficial Ownership of Securities, page 367

41.

We note your response to comment 82 including that SB Investment Advisers (UK) Limited (“SBIA UK”) has been appointed as the alternative investment fund manager of SVF Investments (UK) Limited, and investment and divestment decisions for securities held by SVF Investments (UK) Limited are made by the investment committee of SBIA UK which has three voting members. Please amend your disclosure to identify the three natural persons on the investment committee of SBIA UK.

In response to the Staff’s comment, the Company has revised the disclosure on page 399 of Amendment No. 2.

Certain Relationships and Related Persons Transactions

Amendment to Subscription Agreement with SVF Investments (UK) Limited, page 373

42.

Please file the SVF Subscription Agreement as an exhibit to your registration statement or tell us why you believe you are not required to do so. See Item 601(b)(10) of Regulation S-K. Please also tell us whether SVF will complete its expected purchase of 32,452,254 Grab Shares prior to the closing of the business combination, and whether the percentage of total outstanding shares held by certain parties after the offering includes the additional Grab shares.

In response to the Staff’s comment, the Company has included the SVF Subscription Agreement as exhibit 10.21 to Amendment No. 2. The Company respectfully advises the Staff that SVF is contractually committed to the completion of its purchase of the 32,452,254 Grab Shares prior to the closing of the business combination. Accordingly, all ownership amounts and percentages of outstanding shares after the closing of the business combination set forth in Amendment No. 2 continue to reflect such purchase of Grab Shares. Additional disclosure to this effect has been added to page 399 of Amendment 2.

U.S. Securities and Exchange Commission

October 18, 2021

Item 21. Exhibits and Financial Statement Schedules, page II-2

43.	Please amend your footnotes to the exhibit index to appropriately disclose why certain information has been omitted from relevant exhibits. See Items 601(b)(2) and 601(b)(10) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page II-4 of Amendment No. 2. The information has been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K on the basis that the Company customarily and actually treats that information as private or confidential and the omitted information is not material. The Company also confirms that each agreement that omits schedules or similar attachments on the basis of Item 601(a)(5) of Regulation S-K identifies all contents of each omitted schedule or similar attachment.

Exhibit 99.3

Exhibit 99.4, page II-3

44.

We note the disclosure in Exhibit 99.3 that “This opinion is being delivered solely to you and for the benefit of your legal advisers and may not be relied upon in any manner or for any purpose by any other person without our prior written consent. It is not to be transmitted to anyone else nor is it to be relied upon by anyone else or for any other purpose or quoted or referred to in any public document or filed with anyone without our prior written consent,” and the disclosure in Exhibit 99.4 that “This opinion is solely for your benefit and may not be relied upon or quoted in any manner or for any purpose by any other person without our express written consent.” Both of these statements are impermissible limitations, and investors are permitted to rely upon these opinions. Therefore, please amend these exhibits to remove the referenced language.

In response to the Staff’s comment, the Company has revised exhibit 99.3 and exhibit 99.4 to Amendment No. 2.

*        *         *

U.S. Securities and Exchange Commission

October 18, 2021

Please contact Brian V. Breheny at (202) 371-7180, Jonathan B. Stone at +852-3740-4703 or Rajeev P. Duggal at +65-6434-2980 of Skadden, Arps, Slate, Meagher & Flom LLP should you have any questions or require further information.

Very truly yours,

/s/ Skadden, Arps, Slate, Meagher & Flom LLP

Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Christopher Betts, General Counsel, Grab Holdings Inc.
Brian Breheny, Skadden, Arps, Slate, Meagher & Flom LLP
Jonathan Stone, Skadden, Arps, Slate, Meagher & Flom LLP
Rajeev Duggal, Skadden, Arps, Slate, Meagher & Flom LLP